SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







            RYANAIR ANNOUNCES 19th EUROPEAN BASE IN DUSSELDORF WEEZE
                   2M PASSENGERS P.A. AND 2,000 JOBS BY 2008

Ryanair, Europe's largest low fares airline today (Tuesday, 6th February 2007) announced its 19th European base in Dusseldorf Weeze. From June 2007, Ryanair will invest EUR140M in two new aircraft and 10 routes. Ryanair will deliver 1 million passengers in its first full year, rising to 2 million p.a. from 2008.

These 2 million passengers will create 2,000 local jobs and enable passengers to fly for a fraction of the high fares charged at Dusseldorf International airport.

    Destination                             Frequency
    Alghero                                 3 x week
    Alicante                                Daily
    Barcelona                               Daily
    Glasgow                                 4 x week
    London                                  16 x week
    Palma                                   Daily
    Rome                                    4 x week
    Shannon                                 3 x week
    Stockholm                               Daily
    Venice                                  4 x week

Announcing Ryanair's 19th European base, Michael O'Leary, CEO said:

        "Ryanair's 19th base will revolutionise travel in the Dusseldorf area by offering passengers real low fares to 10 exciting European destinations. Attempts by Dusseldorf International airport and its high fare airlines to prevent competition from Ryanair at Dusseldorf Weeze have failed.

        "Ryanair will invest $140 million in Dusseldorf Weeze and will treble existing traffic to 2M passengers p.a. by offering more routes, lower fares and no fuel surcharges guaranteed. This will deliver a massive boost to tourism and create 2,000 new jobs in the Rheinland / Niederrhein area."

        "We look forward to offering the 35M German and Dutch consumers who live within two hours of our new Dusseldorf Weeze base, unbeatable low fares for less than half the price of Lufthansa or Air Berlin.

        "To celebrate the launch of these new routes Ryanair is offering 100,000 FREE seats from Dusseldorf Weeze for travel until the end of June. These bargain summer seats should be booked immediately on www.ryanair.com".




Ends.                                             Tuesday, 6th February 2007

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 February 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director